Applied Biosystems and MDS Expand Joint Venture in Mass Spectrometry

Announce Agreement Related to MALDI Time-of-Flight Systems and Software for Proteomics and Other Applications

FOSTER CITY, CA and TORONTO - September 1, 2004 - Applied Biosystems Group (NYSE: ABI), an Applera Corporation business, and MDS Inc. (TSX: MDS; NYSE: MDZ) today announced the signing of a definitive agreement to expand the scope of their joint venture in life science mass spectrometry. Under the terms of the agreement, MDS has agreed to pay US$40 million for a 50 percent interest in intellectual property assets related to current Applied Biosystems MALDI Time-of-Flight (TOF) mass spectrometry systems and next-generation products under development, together with a 100 percent interest in certain MALDI TOF product-related manufacturing and research and development assets. MDS and Applied Biosystems will each contribute the MALDI TOF and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 joint venture of Applied Biosystems and the MDS Sciex division.

Applied Biosystems, as part of its responsibilities to the joint venture, will continue to market, sell, service, support, and provide research support to MALDI TOF products, which currently consist of the Voyager® instruments and 4700 Proteomics Discovery System™. Applied Biosystems also will continue to market, sell, service, and support various mass spectrometers and software products currently within the Applied Biosystems/MDS Sciex joint venture portfolio.

MDS Sciex, as part of its responsibilities to the joint venture, will assume primary research and development as well as full manufacturing responsibility for MALDI TOF product lines. MDS Sciex will continue to have responsibility for all research and product development as well as manufacturing for products currently within the Applied Biosystems/MDS Sciex joint venture.

Catherine M. Burzik, President of Applied Biosystems said, "We are excited about the potential for future success leveraging our collective expertise in mass spectrometry. As part of the on-going strategic and operational review at Applied Biosystems, we identified this action as the best approach for driving growth and realizing long-term value from our MALDI business. Putting our MALDI assets in the joint venture builds on our 18 years of success as joint venture partners and should enable future synergies in research and development and manufacturing. With this new agreement, we expect to create further opportunities to develop cutting edge mass spectrometry systems and build on our strong customer base. We also anticipate this change will be financially positive for Applied Biosystems, starting in fiscal 2006."

John A. Rogers, President and Chief Executive Officer of MDS Inc. said, "The expansion of the joint venture will allow us to combine two highly capable research groups into one and will allow us to move forward in a more integrated way in MALDI TOF products and in the proteomics arena. In fiscal 2005 this transaction is expected to contribute C$25-30 million to MDS revenues and will have a negligible impact on consolidated earnings per share. Beyond 2005 we expect to realize the benefits of the next generation products that we will be able to develop in this expanded area of the joint venture. This expansion reflects our continued commitment to MDS Inc.'s broader growth strategy of building on our current expertise."

The transaction is subject to customary closing conditions, including approval by regulatory authorities in the United States and Canada, and is expected to close in or before the fourth calendar quarter of 2004.

Applied Biosystems/MDS Sciex Joint Venture background

Based in Toronto, the Applied Biosystems/MDS Sciex joint venture was established in 1986. Its diverse product line of mass spectrometers draws on several proprietary platform technologies, including LC/MS/MS triple quadrupole, ion trap, quadrupole-time-of-flight (Q-TOF instruments) and quadrupole-ion trap (Q-TRAP® LC/MS/MS Systems). Applied Biosystems/MDS Sciex serves applications in protein and biomarker discovery, lead optimization, pharmacokinetics and drug metabolism, and certain applied market applications including food and environmental safety. MDS Sciex, a division of MDS Inc., has primary responsibility for research and development and sole responsibility for manufacturing of joint venture products, while Applied Biosystems has responsibility for marketing and sales, service, and support.

About Applera Corporation and Applied Biosystems

Applera Corporation consists of two operating groups. The Applied Biosystems Group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing. Applied Biosystems is headquartered in Foster City, CA, and reported sales of $1.7 billion during fiscal 2004. The Celera Genomics Group (NYSE:CRA) is engaged principally in the discovery and development of targeted therapeutics for cancer, autoimmune and inflammatory diseases.  Celera Genomics is leveraging its proteomic, bioinformatic, and genomic capabilities to identify and validate drug targets, and to discover and develop small molecule therapeutics. It is also seeking to advance therapeutic antibody and selected small molecule drug programs in collaboration with global technology and market leaders. Celera Diagnostics, a 50/50 joint venture between Applied Biosystems and Celera Genomics, is focused on discovery, development, and commercialization of novel diagnostic products. Information about Applera Corporation, including reports and other information filed by the company with the Securities and Exchange Commission, is available at http://www.applera.com, or by telephoning 800.762.6923. Information about Applied Biosystems is available at http://www.appliedbiosystems.com/.

Certain statements in this press release are forward-looking. These may be identified by the use of forward-looking words or phrases such as "believe," "expect," "plans," and "should" among others. These forward-looking statements are based on Applera Corporation's current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, Applera Corporation notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. These factors include but are not limited to (1) rapidly changing technology and dependence on the development of new products; (2) transfer to MDS Sciex of research and development responsibilities previously assumed by Applied Biosystems; (3) transfer to MDS Sciex of manufacturing operations previously managed by Applied Biosystems; (4) achievement of synergies anticipated for the transaction, including cost savings that are anticipated to have a positive impact on Applied Biosystems financial performance; and (5) other factors that might be described from time to time in Applera Corporation's filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Applera does not undertake any duty to update this information, including any forward-looking statements, unless required by law.

About MDS Sciex and MDS Inc.

MDS Sciex is the analytical instrumentation and technology solutions division of MDS Inc.At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping to discover new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For Research Use Only. Not for use in diagnostic procedures.

Copyright© 2004. Applera Corporation. All rights reserved. Applied Biosystems is a registered trademark and Applera, Celera, Celera Diagnostics, and Celera Genomics are trademarks of Applera Corporation or its subsidiaries in the U.S. and/or certain other countries.

Q TRAP is a registered trademark of Applied Biosystems/MDS SCIEX, which is a joint venture between Applera Corporation and MDS Inc. Voyager is a trademark of Applera Corporation and its subsidiaries in the U.S. and/or certain other countries.

Contacts:

Applied Biosystems
Media
Lori Murray
650.638.6130
murrayla@appliedbiosystems.com
Investors
Linda Greub
650.554.2349
greublm@appliedbiosystems.com
European Media and Investors
David Speechly, Ph.D.
(+) 44.207.868.1642
speechdp@eur.appliedbiosystems.com

MDS Inc. Investor Inquiries Sharon Mathers Vice-President, Investor Relations (416) 675-6777 ext. 2993 Media Inquiries Naomi Nemeth Director, Global External Communications (416) 213-4692